EXHIBIT 99.1

4Q19 Earnings Release

March 2nd, 2020

investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2019 Financial Results

George Town, Grand Cayman, March 2, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its fourth quarter and fiscal year ended December 31, 2019.

To our shareholders:

We continue to grow fast while maintaining strong profitability and have delivered another quarter of strong results driven by our talented and passionate team of people across Stone and our continued obsession with serving our clients better every day.

In the fourth quarter of 2019, we continued to see strong fundamental growth in our business. Our TPV growth accelerated to 51.4% year-over-year (vs 49.8% last quarter) and our net client additions (excluding Stone Mais) accelerated to 67,300 (compared to 64,100 in the third quarter of 2019). We remained aggressive in the market selling new services, but we maintained our take rate at a relatively stable level of 1.80%. As a result, our total revenue and income during the quarter grew 47.9% year-over-year and we were able to achieve an adjusted net margin of 35.1%, which was our highest margin ever. This enabled us to produce R$264 million of net income and R$275 million of adjusted net income, up 107.7% and 76.4% year-over-year, respectively. I believe our fourth quarter results were a strong finish to our full year as a public company.

In the full year 2019, we reached R$129 billion of TPV and our client base grew 84% year-over-year, with greater than 60% growth in 26 out of 27 Brazilian states. We focused on selling new software solutions in 2019 because we believe the combination of software solutions with our integrated financial platform will help our clients manage and grow their businesses better. This year we were able to increase the number of clients using software from 30,000 in the first quarter to over 135,000 by the end of the year. As a result of these combined efforts, I am pleased we were able to produce R$2,576 million in total revenue and income and R$857.1 million in Adjusted Net Income in 2019. We believe we had a great year, but we are focused on making 2020 and beyond even more special for our clients and as a consequence for our long term shareholders.

Looking ahead to 2020, we will continue to invest significantly in our operations in order to keep enhancing our clients’ user experience as well as our own efficiency. This will help us continue to build trust and drive strong growth in our client base and offer them more solutions over time with even better value and transparency. Our goal is to become the one-stop-shop for our clients, enabling them to have full financial control of their businesses in the palm of their hands and I believe we are making good progress.

For example, at the end of January 2020, we reached 79,000 open digital banking accounts (4X more than 3Q19) and we had over 5% of our total active clients using our credit solution. In addition to all that, our partnership with Grupo Globo just released its initial marketing campaign under the brand TON, targeting micro-merchants and autonomous workers, an attractive client base where we believe we can redefine service levels and customer relationships and that can become a potential big upside for our future.

We are very excited for 2020 and we would like to take this opportunity to thank you for your continued support as our backers,

Thiago Piau, CEO

Operating and Financial Highlights 4Q19

Total Revenue and Income +47.9% Total Revenue and Income was R$782.9 million, an increase of 47.9% year over year	Net Addition of Active Clients 66.2 K Total Active Clients were 495.1 thousand, an increase of 84.0% year over year, with net addition of 66.2 thousand clients in 4Q19
Adjusted Net Income R$ 275.0 MM an increase of 76.4% year over year	Adjusted Net Margin 35.1% an increase of 5.7 percentage points year over year
Net Income R$ 264.0 MM an increase of 107.7% year over year	Net Margin 33.7% an increase of 9.7 percentage points year over year
Total Payment Volume (TPV) R$ 40.2 BN up 51.4% or R$13.7 billion year over year	Take Rate 1.80% healthy level despite lower take rate seasonality

Operating and Financial Highlights 2019

Total Revenue and Income +63.1% Total Revenue and Income was R$2,576.0 million, an increase of 63.1% year over year	Net Addition of Active Clients 226.0 K Total Active Clients were 495.1 thousand, an increase of 84.0% year over year, with net addition of 226.0 thousand clients in 2019
Adjusted Net Income R$ 857.1 MM an increase of 150.0% year over year	Adjusted Net Margin 33.3% an increase of 11.6 percentage points year over year
Net Income R$ 804.2 MM an increase of 163.5% year over year	Net Margin 31.2% an increase of 11.9 percentage points year over year
Total Payment Volume (TPV) R$ 129.1 BN up 54.8% or R$45.7 billion year over year	Take Rate 1.85% Up 2 bps year over year

Important Developments for Our Strategy Roadmap in 4Q19

Financial Platform

Our performance in the acquiring business continues strong. We accelerated our addition of clients (excluding Stone Mais) from 64,100 to 67,300 despite the weak seasonality for client onboarding in fourth quarters. With that, we ended the year with total active clients of 495,100 and intend to continue growing our client base consistently in 2020.

Our TPV reached R$40.2 billion in the quarter, with record TPV addition both on a year over year as well as on a quarter over quarter basis. In the hubs, our performance also followed this pattern.

Our take rate remained consistent, reaching 1.80% in the fourth quarter, despite a seasonally weak quarter.

Regarding credit, we have already disbursed over R$290 million to our clients by the end of 4Q19, with 24,200 active clients and R$166 million of outstanding balance. This has evolved to R$360 million disbursed by the end of January 2020, with over 28,600 thousand clients with and an outstanding balance of almost R$200 million. We continue to improve our credit offering to be able to offer our product to a larger base in 2020. The growth of our credit solution is being ruled by low delinquency rates, currently at mid-single digits. We also aim to fund our credit solution mostly with third party funding, which enables us to have limited credit risk. We were pioneers in Brazil in structuring FIDCs1 to fund prepayment operations and we are on the same path with credit, as we have already structured a FIDC to fund our credit solution.

In banking, we ended 4Q19 with 62,000 open accounts, growing to approximately 79,000 open accounts in January 2020, with a significant portion of clients already liquidating their receivables in our account.

The banking account is evolving to become our consolidated financial platform (ABC), integrating the client's acquiring, banking and credit offerings. By advancing on the platform and including new features and products, we will be able to offer an integrated financial experience to our clients, with all the customer experience that they already know from Stone's acquiring. We are currently piloting the platform, with over 10,000 clients in the program as of January 2020.

Software

At the end of 2019, we had over 135,000 clients with at least one of our software solutions compared to over 100,000 in the previous quarter.

Our strategy in software will involve both the offering of software solutions that are integrated to our distribution platform (e.g. reconciliation software), as well as inorganic investments in new software companies that may cross-sell our payments and financial solutions into their client base.

We continue to look for great companies with great entrepreneurs to be part of our ecosystem and help us provide the best solutions to merchants.

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1 Receivables Investment Funds (Fundos de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Operating and Financial Metrics

Partnership with Grupo Globo in the Micromerchant Space

We received approval from the anti-trust authority and on March 1st, we officially launched the first marketing campaign under the TON brand to serve the micromerchant space. TON will focus on redefining service for micromerchants, as Stone did for SMBs. Its chat customer service is supported by human connection when needed, and its logistics counts with efficient POS delivery and device maintenance for this segment.

Table 1: Operating Metrics
Main Operating and Financial Metrics	4Q19	4Q18	Δ	2019	2018	Δ
TPV (R$ billions)	40.2	26.6	51.4%	129.1	83.4	54.8%
Active Clients (thousands)	495.1	269.1	84.0%	495.1	269.1	84.0%
Period Net Additions (thousands)	66.2	34.4	92.3%	226.0	137.9	63.9%
Take Rate	1.80%	1.88%	(0.08 p.p.)	1.85%	1.83%	0.02 p.p.

We continued to deliver strong operating results in 4Q19 as a result of the high level of investments in the operation throughout the year combined with good execution in the field.

•	Our total base of Active Clients reached 495,100, with strong total net addition of 66,200 in the quarter. Net addition excluding Stone Mais clients was 67,300, representing an acceleration from the 64,100 reported in the prior quarter, despite fourth quarters being seasonally weak for client onboarding. Stone Mais product for micromerchant had a slightly negative contribution to net adds as the team was focused on the launch of the Globo partnership and discontinued investments and customer acquisition efforts behind the Stone Mais brand.

•	Our Take Rate was 1.80% in 4Q19, lower than 3Q19 mainly explained by weak fourth quarter seasonality due to

o	(i) stronger mix and lower take rate of key accounts

o	(ii) higher debit mix in TPV, which affects both take rates from transaction activities and other services as well as financial income take rate and;

o	(iii) lower subscription take rates, as subscription revenue is not tied to the seasonally strong TPV

o	(iv) incentives during the holiday season in 4Q19

Chart 4: Evolution of Take Rate2

1.68%
1.86%
1.87%
1.88%
1.86%
1.85%
1.91%
1.88%
1.80%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

•	Total Payment Volume (TPV) was R$40.2 billion, up 51.4% compared to the prior year period, an acceleration of growth compared to the 49.8% increase reported in 3Q19.

TPV addition was record for the Company and in the Hubs both from a year over year perspective as well as quarter over quarter.

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2 For 3Q19 explanation, see our previous earnings release.

Table 2: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	4Q19	% Rev.	4Q18	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	230.3	29.4%	174.4	32.9%	32.1%	(3.5 p.p.)
Net revenue from subscription services and equipment rental	91.6	11.7%	69.5	13.1%	31.8%	(1.4 p.p.)
Financial income	404.1	51.6%	255.8	48.3%	57.9%	3.3 p.p.
Other financial income	56.9	7.3%	29.6	5.6%	91.9%	1.7 p.p.
Total revenue and income	782.9	100.0%	529.4	100.0%	47.9%	0.0 p.p.
Cost of services	(128.3)	(16.4%)	(101.3)	(19.1%)	26.7%	2.7 p.p.
Administrative expenses	(72.4)	(9.3%)	(73.4)	(13.9%)	(1.2%)	4.6 p.p.
Selling expenses	(109.0)	(13.9%)	(58.7)	(11.1%)	85.6%	(2.8 p.p.)
Financial expenses, net	(106.9)	(13.7%)	(75.1)	(14.2%)	42.4%	0.5 p.p.
Other operating income (expense), net	(2.5)	(0.3%)	(41.6)	(7.9%)	(94.1%)	7.5 p.p.
Loss on investment in associates	(1.1)	(0.1%)	(0.1)	(0.0%)	784.5%	(0.1 p.p.)
Profit before income taxes	362.6	46.3%	179.3	33.9%	102.3%	12.5 p.p.
Income tax and social contribution	(98.7)	(12.6%)	(52.2)	(9.9%)	89.0%	(2.7 p.p.)
Net income for the period	264.0	33.7%	127.1	24.0%	107.7%	9.7 p.p.

Adjusted Net Income	275.0	35.1%	155.9	29.5%	76.4%	5.7 p.p.

Table 3: Accumulated Statement of Profit or Loss
Statement of Profit or Loss (R$mm)	2019	% Rev.	2018	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	770.3	29.9%	514.6	32.6%	49.7%	(2.7 p.p.)
Net revenue from subscription services and equipment rental	331.6	12.9%	213.7	13.5%	55.2%	(0.7 p.p.)
Financial income	1,287.8	50.0%	801.3	50.7%	60.7%	(0.8 p.p.)
Other financial income	186.4	7.2%	49.6	3.1%	275.9%	4.1 p.p.
Total revenue and income	2,576.0	100.0%	1,579.2	100.0%	63.1%	0.0 p.p.
Cost of services	(427.0)	(16.6%)	(323.0)	(20.5%)	32.2%	3.9 p.p.
Administrative expenses	(285.8)	(11.1%)	(252.9)	(16.0%)	13.0%	4.9 p.p.
Selling expenses	(360.6)	(14.0%)	(190.2)	(12.0%)	89.6%	(2.0 p.p.)
Financial expenses, net	(353.5)	(13.7%)	(301.1)	(19.1%)	17.4%	5.3 p.p.
Other operating income (expense), net	(57.7)	(2.2%)	(69.3)	(4.4%)	(16.7%)	2.1 p.p.
Loss on investment in associates	(0.8)	(0.0%)	(0.4)	(0.0%)	82.0%	(0.0 p.p.)
Profit before income taxes	1,090.7	42.3%	442.3	28.0%	146.6%	14.3 p.p.
Income tax and social contribution	(286.5)	(11.1%)	(137.1)	(8.7%)	108.9%	(2.4 p.p.)
Net income for the period	804.2	31.2%	305.2	19.3%	163.5%	11.9 p.p.

Adjusted Net Income	857.1	33.3%	342.8	21.7%	150.0%	11.6 p.p.

Total Revenue and Income

Total Revenue and Income was R$782.9 million in the fourth quarter of 2019, an increase of 47.9% from R$529.4 million in the fourth quarter of 2018. Total Revenue and Income growth was driven primarily by the 51.4% increase in TPV.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$230.3 million in the fourth quarter of 2019, an increase of 32.1%, compared with the fourth quarter of 2018. This increase was primarily due to the R$13.7 billion growth in TPV year over year, partially offset by lower take rate from transaction activities.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$91.6 million in the fourth quarter of 2019, 31.8% above the fourth quarter of 2018. This increase was primarily due to the higher number of SMB Active Clients, partially offset by lower average subscription per client, which is mainly a result of additional subscription incentives in the onboarding of new clients.

Financial Income

Financial Income was R$404.1 million in the fourth quarter of 2019, an increase of 57.9% year over year, primarily due to the 51.4% growth in TPV year over year combined with a higher prepayment penetration over credit TPV. Also, credit operations started to slightly contribute to Financial Income.

Other Financial Income

Other Financial Income was R$56.9 million in the fourth quarter of 2019, an increase of R$27.2 million compared with the fourth quarter of 2018. This increase was mainly due to the interest income from the IPO proceeds on Stone’s cash balance and short-term investments.

Costs and Expenses

Operating Costs and Expenses as a percentage of Total Revenue and Income decreased by 3.0 percentage points on a sequential basis to 39.6%, despite continued investments in our operation in 4Q19.

Cost of Services

Cost of Services was R$128.3 million or 16.4% of Total Revenue and Income in 4Q19. This represented a decrease of 2.7 percentage points versus 4Q18, mainly due to lower provisions and losses, wire transfer costs as well as efficiency gains in technology human resources.

Compared to 3Q19, Cost of Services decreased as a percentage of Total Revenue and Income to 16.4% from 16.8%, mainly due to operating leverage in transaction and deployment costs and stronger seasonal operating leverage in fourth quarters.

Administrative Expenses

Administrative Expenses were R$72.4 million in the fourth quarter of 2019, down 1.2% year over year. As a percentage of Total Revenue and Income, Administrative Expenses were 4.6 percentage points down, mainly explained by operating leverage from personnel expenses as well as lower travel expenses.

Compared with 3Q19, Administrative Expenses as a percentage of Total Revenue and Income decreased by 1.4 percentage point, mainly explained by the stronger margin seasonality in fourth quarters combined with lower travel expenses.

Selling Expenses

Selling Expenses were R$109.0 million in the quarter, an increase of 85.6% versus 4Q18, mainly due to higher personnel and marketing expenses. Compared with 3Q19, Selling Expenses increased by R$7.3 million, lower than the increase in 3Q19 mostly due to seasonally lower hiring of salespeople, combined with lower marketing investments.

Costs and Expenses

Financial Expenses, Net

Financial Expenses, Net were R$106.9 million in the fourth quarter of 2019, an increase of 42.4%, compared with 4Q18, mainly due to higher prepayment volumes. Financial Expenses, Net as a percentage of Financial Income decreased to 26.4% in the fourth quarter of 2019 compared with 29.3% in the fourth quarter of 2018. This reduction occurred due to the combination of a (i) higher financial income and (ii) lower cost of funds, which was also helped by the lower base rate in the country.

Financial Expenses, Net as a percentage of Revenue decreased from 15.1% in 3Q19 to 13.7% in 4Q19 mainly due to lower base rate in the country, which reduced cost of funds. Financial Expenses, Net as a percentage of Financial Income, decreased from 30.2% in 3Q19 to 26.4% in 4Q19, mostly explained by a (i) higher financial income and (ii) lower cost of funds due to lower base rate.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$2.5 million in the fourth quarter of 2019, mainly related to the R$14.6 million in share-based compensation expenses from one-time IPO grants, partially offset by recovery of receivables. In 4Q18, the R$41.6 million Other Operating Expenses was affected by R$36.0 million in one-time pre-IPO grants.

Profit Before Income Taxes

Profit Before Income Taxes was R$362.6 million in the fourth quarter of 2019, representing 102.3% growth year over year, with a pre-tax margin of 46.3% compared with 33.9% in the fourth quarter of 2018. This improvement was mainly related to the increase in Total Revenue and Income in addition to operating leverage in Cost of Services, Administrative Expenses and Financial Expenses and lower Other Operating Expenses.

Income Tax and Social Contribution

During the fourth quarter of 2019, the Company incurred R$98.7 million in Income Tax and Social Contribution expenses, or a 27.2% effective tax rate, compared with a 29.1% tax rate in 4Q18.

Net Income

Adjusted Net Income was R$275.0 million in the fourth quarter of 2019, with a margin of 35.1%, compared with R$155.9 million and a margin of 29.5% in the fourth quarter of 2018. The main factors that contributed to the 76.4% growth in Adjusted Net Income were: (i) increase in Total Revenue and Income, primarily due to higher TPV; (ii) operating leverage in Cost of Services and Administrative Expenses; (iii) reduced cost of funds; and (iv) lower Other Operating Expenses.

Compared to 3Q19, Adjusted Net Margin was 5.0 percentage points higher, explained by operating leverage in most lines.

In 2019, Adjusted Net Income reached R$857.1 million, up 150.0% year over year and with a margin of 33.3% compared to 21.7% for 2018.

Net Income was R$264.0 million in 4Q19, compared with Net Income of R$127.1 million in 4Q18. Net Margin increased 9.7 percentage points to 33.7% year over year in the fourth quarter of 2019. This improvement was mainly due to the operating leverage of 4.5 percentage points in the quarter, combined with a reduction of 0.5 percentage points in Financial Expenses, Net, as a percentage of Total Revenue and Income and of 7.5 percentage points in Other Operating Expenses.

Reconciliation of Net Income to Adjusted Net Income

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	4Q19	% Rev.	4Q18	% Rev.	Δ %	Δ p.p.
Net income for the period	264.0	33.7%	127.1	24.0%	107.7%	9.7 p.p.
Share-based compensation expenses (a)	14.6	1.9%	36.0	6.8%	(59.5%)	(4.9 p.p.)
Amortization of fair value adjustment (b)	4.6	0.6%	4.3	0.8%	6.6%	(0.2 p.p.)
Gain on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.
One-time impairment charges (d)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.
Other expenses (e)	(1.7)	(0.2%)	0.0	0.0%	n.a.	(0.2 p.p.)
Tax effect on adjustments	(6.4)	(0.8%)	(11.5)	(2.2%)	(44.5%)	1.4 p.p.
Adjusted net income	275.0	35.1%	155.9	29.5%	76.4%	5.7 p.p.

Table 5: Adjusted Net Income Reconciliation (Fiscal Year)
Net Income Bridge (R$mm)	2019	% Rev.	2018	% Rev.	Δ %	Δ p.p.
Net income for the period	804.2	31.2%	305.2	19.3%	163.5%	11.9 p.p.
Share-based compensation expenses (a)	64.3	2.5%	60.8	3.9%	5.7%	(1.4 p.p.)
Amortization of fair value adjustment (b)	17.2	0.7%	12.6	0.8%	36.1%	(0.1 p.p.)
Gain on previously held interest in associate (c)	0.0	0.0%	(21.4)	(1.4%)	(100.0%)	1.4 p.p.
One-time impairment charges (d)	0.0	0.0%	8.4	0.5%	(100.0%)	(0.5 p.p.)
Other expenses (e)	(1.7)	(0.1%)	0.0	0.0%	n.a.	(0.1 p.p.)
Tax effect on adjustments	(26.8)	(1.0%)	(22.8)	(1.4%)	17.5%	0.4 p.p.
Adjusted net income	857.1	33.3%	342.8	21.7%	150.0%	11.6 p.p.

(a)	Consists of expenses related to the vesting of share-based compensation.

(b)	On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c)	Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired.

(d)	Consists of (i) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million in 2Q18, and (ii) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for 2Q18.

(e)	In 4Q19, consists of the fair value adjustment related to associates call option.

Cash Flow

Note on the impact of different funding sources for prepayment in the financial statements

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Issuance of FIDC[3] senior quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior quotas.

Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

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3 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Note on the impact of different funding sources for our credit solution in the financial statements

Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:

Bilateral agreements with third party financial institutions: the company may enter into agreement with third party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

Issuance of Credit FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.

Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash from/(used in) Operating Activities.

Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash from/(used in) Operating Activities.

As of December 31, 2019, the Company had R$124.7 million in Loans Held for Sale in its balance sheet. This amount was funded by Company's own capital through an investment in a FIDC. The Company, however, intends to scale its credit operation mainly through third party funding, especially alternative 2 mentioned above.

Loan assets held in the Company’s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.

Costs and Expenses

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for 4Q19 was R$663.5 million, primarily as a result of:

•	Net Income of R$264.0 million, combined with non-cash expenses consisting primarily of (i) Depreciation and Amortization of R$55.7 million; (ii) Other Financial Costs and Foreign Exchange, net of R$55.0 million and (iii) Deferred Income Tax Expenses of R$16.3 million. The total amount of adjustments to Net Income from non-cash items in the three months ended December 31, 2019 was R$128.8 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$1,056.3 million, principally due to:

i.	an increase in Accounts Receivable from Card Issuers of R$1,511.6 million; an increase in Trade Accounts Receivable and Other Assets of R$199.4 million, which includes the impact of increase in our Loans Held for Sale; Interest Paid of R$150.8 million; and Income Tax Paid in the amount of R$44.7 million.

ii.	The impact of these factors was partially offset by Accounts Payable to Clients of R$409.8 million; Interest Income Received, Net of Costs of R$338.9 million and an increase in Taxes Payable in the amount of R$79.8 million.

Net Cash Used in Operating Activities for 4Q18 was R$2,125.6 million, primarily as a result of:

•	Net Income of R$127.1 million, combined with non-cash expenses consisting primarily of (i) Depreciation and Amortization in the amount of R$27.9 million; Other Financial Costs and Foreign Exchange, Net of R$23.8 million; and (ii) Share Based Payments Expense of R$21.3 million. The total amount of adjustments to Net Income from non-cash items in the three months ended December 31, 2018 was R$65.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$2,317.7 million, mainly due to:

i.	An increase in Accounts Receivable from Card Issuers which led to negative cash flows of R$2,629.3 million; Interest Paid of R$64.5 million; and Income Tax Paid R$56.8 million

ii.	partially offset by an increase in Accounts Payable to Clients of R$174.3 million, Interest Income Received, Net of Costs in the amount of R$158.4 million and an increase in Taxes Payable of R$77.4 million.

Cash Flow

Adjusted Net Cash Provided by Operating Activities

Because of the nature of the prepayment and credit businesses of the Company and dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities, a non-IFRS metric. This metric excludes four working capital adjustments4 shown in our Consolidated Statement of Cash Flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) the Interest Income Received, Net of Costs, which is shown separately in our Cash Flow Statement but is directly linked to the change in our Accounts Receivable from Card Issuers and Accounts Payable to Clients in our balance sheet and (iv) Loans Held for Sale related to our credit operation.

Table 6: Adjusted Net Cash Provided by Operating Activities

Adjusted Net Cash Provided by Operating Activities (R$mm)	4Q19	4Q18	2019	2018
Net cash used in operating activities (-) Adjustments in Operating Activities:	(663.5)	(2,125.6)	(2,651.8)	(2,415.6)
Accounts receivable from card issuers	1,511.6	2,629.3	4,779.5	3,990.4
Accounts payable to clients	(409.8)	(174.3)	(245.9)	(570.1)
Interest income received, net of costs	(338.9)	(158.4)	(1,191.1)	(514.8)
Loans held for sale	124.7	0.0	124.7	0.0
(=) Adjusted net cash provided by operating activities	224.0	171.0	815.3	489.9

In 4Q19 Net Cash Used in Operating Activities was R$663.5 million. Excluding the effect of changes in Accounts Receivables from Card Issuers of R$1,511.6 million, changes in Accounts Payable to Clients of R$409.8 million, Interest Income Received, Net of Costs, of R$338.9 million and Loans Held for Sale related to credit operation in the amount of R$124.7 million, our Adjusted Net Cash Provided by Operating Activities was R$224.0 million, compared with R$171.0 million in 4Q18. The higher Adjusted Net Cash Provided by Operating Activities is mainly explained by the higher Net Income in the period, partially compensated by higher Interest Paid and Trade Accounts Receivable and Other Assets.

The R$338.9 million Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

__________________

4 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. Originally, the Company receives from issuing banks first, and only then paid its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option itself to sell the receivables from card issuers related to those payables in order to meet such working capital requirements. The combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources in operating and financing cash flows” at the beginning of the Cash Flow section. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. Besides prepayment, the Company has started to offer credit solutions to clients. The company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, like in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

Cash Flow

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities was R$125.0 million for 4Q19, compared with R$2,636.9 million of Net Cash Used in Investing Activities in 4Q18. Net Cash Used in Investing Activities for 4Q19 was primarily driven by Acquisition of Short-Term Investments, net in the amount of R$81.7 million. In 4Q18, Net Cash Used in Investing Activities was mostly explained by R$2,616.6 million In Acquisition of Short-Term Investments following the company´s IPO.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities was R$1,510.8 million for 4Q19, compared with Net Cash Provided by Financing Activities of R$4,877.9 million for 4Q18. Net Cash Provided by Financing Activities for 4Q19 was mainly driven by R$2,120.2 million from Proceeds from Borrowings, explained mostly by a CCB (Cédula de Crédito Bancário) contract. This was partially offset by R$590.3 million in amortization of debt instruments. In 4Q18, Net Cash Provided by Financing Activities was mainly explained by R$4,225.9 million in capital increase related to the company's IPO.

Adjusted Free Cash Flow

The Company defines Adjusted Free Cash Flow, a non-IFRS metric, as Net Cash Provided by/ (Used in) Operating Activities, reduced by Purchases of Property and Equipment, Purchases and Development of Intangible Assets, less the effects from working capital adjustments related to changes in Accounts Receivable from Card Issuers, Accounts Payable to Clients and Loans Held for Sale mentioned in the section “Adjusted Net Cash Provided by / (Used in) Operating Activities” above.

The Company generated R$185.9 million of Adjusted Free Cash Flow in 4Q19, compared to R$144.7 million in 4Q18, as shown in the table below.

Table 7: Adjusted Free Cash Flow

Reconciliation of Adjusted Free Cash Flow (R$mm)	4Q19	4Q18	2019	2018

Net cash used in operating activities	(663.5)	(2,125.6)	(2,651.8)	(2,415.6)
(-) Adjustments in Operating Activities: Accounts receivable from card issuers	1,511.6	2,629.3	4,779.5	3,990.4
Accounts payable to clients	(409.8)	(174.3)	(245.9)	(570.1)
Interest income received, net of costs	(338.9)	(158.4)	(1,191.1)	(514.8)
Loans held for sale	124.7	0.0	124.7	0.0
Purchases of property and equipment	(19.4)	(15.6)	(333.6)	(140.9)
Purchases and development of intangible assets	(18.7)	(10.7)	(66.4)	(44.8)

Adjusted free cash flow (R$mn)	185.9	144.7	415.4	304.2

The main reason for the increase in Adjusted Free Cash Flow in 4Q19 compared with 4Q18 was the higher Net Income in the period, partially compensated by higher Interest Paid and Trade Accounts Receivable and Other Assets.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of our Cash and Cash Equivalents, plus Short-term Investments, Accounts Receivable from Card Issuers, Loans Held for Sale and Derivative Financial Instruments related to hedges of cash and short term investments in assets reduced by Accounts Payable to Clients, Loans and Financing, Obligations to FIDC Senior Quota Holders and Derivative Financial Instruments related to hedges of cash and short term investments in liabilities.

As of December 31, 2019, the Company´s Adjusted Net Cash position was R$4,984.8 million compared with R$4,480.6 million on December 31, 2018, an increase of R$504.2 million. This increase was related to the R$5,794.9 million higher Adjusted Cash, partially offset by the R$5,290.6 million higher Adjusted Debt. Higher Adjusted Cash was mainly due to an increase of R$4,822.2 million in Accounts Receivable from Card Issuers, and the increase in Adjusted Debt was mainly an effect of strong increase in Accounts Payable to Clients, Loans and Financing and Obligations to FIDC senior quota holders.

Table 8: Adjusted Net Cash
Adjusted Net Cash (R$mm)	4Q19	4Q18
Cash and cash equivalents	968.3	297.9
Short-term investments	2,937.0	2,770.6
Accounts receivable from card issuers	14,066.8	9,244.6
Loans held for sale	124.7	0.0
Derivative financial instrument (b)	12.3	1.2
Adjusted Cash	18,109.2	12,314.3
Accounts payable to clients	(6,500.1)	(4,996.1)
Loans and financing (a)	(2,912.0)	(762.5)
Obligations to FIDC senior quota holders	(3,710.9)	(2,074.6)
Derivative financial instrument (b)	(1.4)	(0.6)
Adjusted Debt	(13,124.4)	(7,833.7)
Adjusted Net Cash	4,984.8	4,480.6

(a)  Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)  Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars

Other Information

Conference Call

Stone will discuss its fourth quarter financial results during a teleconference today, March 2, 2020, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circum- stances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Free Cash Flow and Adjusted Net Cash / (Debt).

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an addition view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Held for Sale and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Profit or Loss

Table 9: Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	4Q19	4Q18	2019	2018
Net revenue from transaction activities and other services	230.3	174.4	770.3	514.6
Net revenue from subscription services and equipment rental	91.6	69.5	331.6	213.7
Financial income	404.1	255.8	1,287.8	801.3
Other financial income	56.9	29.6	186.4	49.6
Total revenue and income	782.9	529.4	2,576.0	1,579.2
Cost of services	(128.3)	(101.3)	(427.0)	(323.0)
Administrative expenses	(72.4)	(73.4)	(285.8)	(252.9)
Selling expenses	(109.0)	(58.7)	(360.6)	(190.2)
Financial expenses, net	(106.9)	(75.1)	(353.5)	(301.1)
Other operating expenses, net	(2.5)	(41.6)	(57.7)	(69.3)
Loss on investment in associates	(1.1)	(0.1)	(0.8)	(0.4)
Profit before income taxes	362.6	179.3	1,090.7	442.3
Income tax and social contribution	(98.7)	(52.2)	(286.5)	(137.1)
Net income for the period	264.0	127.1	804.2	305.2

Audited Fiscal Year Consolidated Balance Sheet Statement

Table 10: Audited Fiscal Year Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	31-Dec-19	31-Dec-18
Assets Current assets	18,404.9	12,437.8
Cash and cash equivalents	968.3	297.9
Short-term investments	2,937.0	2,770.6
Accounts receivable from card issuers	14,066.8	9,244.6
Trade accounts receivable	249.4	44.6
Recoverable taxes	50.4	56.9
Prepaid expenses	12.5	15.1
Derivative financial instruments	14.1	1.2
Other assets	106.3	6.9
Non-current assets	1,200.9	855.4
Receivables from related parties	12.8	8.1
Deferred income tax assets	192.8	262.7
Other assets	44.7	8.5
Investment in associate	28.2	2.2
Property and equipment	548.6	266.3
Intangible assets	373.7	307.7
Total Assets	19,605.7	13,293.2

Liabilities and equity Current liabilities	11,872.5	6,054.8
Accounts payable to clients	6,500.1	4,996.1
Trade accounts payable	97.8	117.8
Loans and financing	2,947.8	761.1
Obligations to FIDC senior quota holders	2,090.9	16.6
Labor and social security liabilities	109.0	96.7
Taxes payable	44.9	51.6
Derivative financial instruments	1.4	0.6
Other accounts payable	80.6	14.2
Non-current liabilities	1,760.2	2,145.5
Loans and financing	87.5	1.4
Obligations to FIDC senior quota holders	1,620.0	2,057.9
Deferred income tax liabilities	10.7	80.2
Provision for contingencies	9.6	1.2
Labor and social security liabilities	27.4	0.0
Other accounts payable	5.1	4.7
Total liabilities	13,632.7	8,200.2
Equity attributable to owners of the parent	5,972.4	5,093.3
Issued capital	0.1	0.1
Capital reserve	5,443.8	5,351.9
Treasury shares	(0.1)	0.0
Other comprehensive income	(72.3)	(56.3)
Retained earnings	601.0	(202.3)
Non-controlling interests	0.6	(0.3)
Total equity	5,973.0	5,093.0
Total liabilities and equity	19,605.7	13,293.2

Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Cash Flows

Table 11: Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Cash Flows

Cash Flow (R$mm)	4Q19	4Q18	2019	2018
Net income for the period	264.0	127.1	804.2	305.2
Adjustments on Net Income: Depreciation and amortization	55.7	27.9	163.4	92.3
Deferred income tax expenses	16.3	1.5	69.2	(17.8)
Loss on investment in associates	1.1	0.1	0.8	0.4
Other financial costs and foreign exchange, net	55.0	23.8	110.7	126.8
Provision for contingencies	7.2	0.3	9.4	0.8
Share based payments expense	7.6	21.3	30.8	46.1
Allowance for doubtful accounts	7.1	(1.4)	33.9	14.3
Impairment of intangible assets	0.0	4.8	0.0	4.8
Loss on disposal of property, equipment and intangible assets	8.2	(12.7)	14.6	10.7
Fair value adjustments in financial instruments	(17.4)	0.0	(17.4)	0.0
Fair value adjustment in derivatives	(12.1)	(0.6)	(12.1)	(0.6)
Remeasurement of previously held interest in subsidiary acquired	0.0	0.0	0.0	(21.4)
Others	0.0	(0.0)	0.0	(0.4)

Working capital adjustments:
Accounts receivable from card issuers	(1,511.6)	(2,629.3)	(4,779.5)	(3,990.4)
Receivables from related parties	(5.0)	3.7	(1.1)	4.0
Recoverable taxes	(13.3)	(31.7)	(67.8)	(98.7)
Prepaid expenses	9.0	11.7	2.6	(4.7)
Trade accounts receivable and other assets	(199.4)	(2.5)	(285.0)	(36.9)
Accounts payable to clients	409.8	174.3	245.9	570.1
Taxes payable	79.8	77.4	239.0	183.9
Labor and social security liabilities	15.7	13.0	39.7	59.1
Provision for contingencies	(1.5)	0.0	(1.1)	(0.0)
Other Liabilities	16.7	28.5	(3.4)	50.9
Interest paid	(150.8)	(64.5)	(268.5)	(141.4)
Interest income received, net of costs	338.9	158.4	1,191.1	514.8
Income tax paid	(44.7)	(56.8)	(171.3)	(87.4)
Net cash used in operating activity	(663.5)	(2,125.6)	(2,651.8)	(2,415.6)

Investing activities
Purchases of property and equipment	(19.4)	(15.6)	(333.6)	(140.9)
Purchases and development of intangible assets	(18.7)	(10.7)	(66.4)	(44.8)
Acquisition of subsidiary, net of cash acquired	0.0	0.0	0.0	(2.9)
Proceeds from (acquisition of) short term investments, net	(81.7)	(2,616.6)	(21.9)	(2,557.3)
Proceeds from the disposal of non-current assets	0.1	9.1	1.1	13.4
Acquisition of interest in associates	(5.3)	(3.1)	(16.8)	(4.5)
Net cash used in investing activities	(125.0)	(2,636.9)	(437.6)	(2,737.1)

Financing activities
Proceeds from borrowings	2,120.2	746.9	2,958.8	746.9
Payment of borrowings	(590.3)	(2.9)	(801.8)	(3.7)
Proceeds from FIDC senior quota holders	0.0	0.0	1,640.0	10.0
Payment of finance leases	(18.7)	(5.3)	(38.0)	(14.3)
Capital increase	0.0	4,225.9	0.0	4,229.2
Repurchase of shares	(0.1)	(79.2)	(0.1)	(142.4)
Acquisition of non-controlling interests	(0.3)	(7.6)	(0.9)	(30.8)
Dividends paid to non-controlling interests	(0.0)	0.0	(0.0)	0.0
Net cash provided by financing activities	1,510.8	4,877.9	3,757.9	4,794.9
Effect of foreign exchange on cash and cash equivalents	0.9	8.9	1.8	13.8
Change in cash and cash equivalents	723.2	124.3	670.4	(344.0)
Cash and cash equivalents at beginning of period	245.1	173.6	297.9	642.0
Cash and cash equivalents at end of period	968.3	297.9	968.3	297.9